Filed by CME Group Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: NYMEX Holdings, Inc.

Subject Company’s Commission File No.: 001-33149

The following slides relating to the CME Group/NYMEX Holdings transaction were included in an investor presentation on May 21, 2008 and were posted to CME Group’s

Fox-Pitt Kelton Cochran Caronia Waller Global Market Structure Conference May 21, 2008 Jamie Parisi Chief Financial Officer

Discussion of Forward-Looking Statements
NOTE: Unless otherwise noted, all references to CME Group volume, open interest and rate per contract information in the text of this document exclude CME Group’s non-traditional
TRAKRSSM
products, for which CME Group receives
significantly lower clearing fees of less than one cent per contract on average, as well as CME Group Auction Markets™
products and Swapstream
®
products. Unless otherwise noted, all year, quarter and month to date volume is through
05/16/08.
Statements in this news release that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. Among the factors that might affect our performance are: our ability to obtain the required approvals and to satisfy the closing conditions for our proposed merger with NYMEX Holdings, Inc.
and our ability to realize the benefits and control the costs of the proposed transaction; our ability to successfully integrate the businesses of CME Holdings and CBOT Holdings, including the fact that such integration may be more difficult, time consuming or costly than expected and revenues following the merger may be lower than expected; increasing competition by foreign and domestic entities, including increased competition from new entrants into our markets and consolidation of existing entities; our ability to keep pace with rapid technological developments, including our ability to complete the development and implementation of the enhanced functionality required by our customers; our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services; our ability to adjust our fixed costs and expenses if our revenues decline; our ability to continue to generate revenues from our processing services; our ability to maintain existing customers and attract new ones; our ability to expand and offer our products in foreign jurisdictions; changes in domestic and foreign regulations; changes in government policy, including policies relating to common or directed clearing or as a result of a combination with the Securities and Exchange Commission and the Commodity Futures Trading Commission; the costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others; our ability to generate revenue from our market data that may be reduced or eliminated by decreased demand or the growth of electronic trading; changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure; the ability of our financial safeguards package to adequately protect us from the credit risks of clearing members; the ability of our compliance and risk management methods to effectively monitor and manage our risks; changes in price levels and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets; economic, political, geopolitical and market conditions; natural disasters and other catastrophes, our ability to accommodate increases in trading volume and order transaction traffic without failure or degradation of performance of our systems; our ability to execute our growth strategy and maintain our growth effectively; our ability to manage the risks and control the costs associated with our acquisition, investment and alliance strategy;
our ability to continue to generate funds and/or manage our indebtedness to allow us to continue to invest in our business; industry and customer consolidation; decreases in trading and clearing activity; the imposition of a transaction tax on futures and options on futures transactions; and the seasonality of the futures business. More detailed information about factors that may affect our performance may be found in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K, which is available in the Investor Relations section of the CME Group Web site. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information
This material is not a substitute for the proxy statement/prospectus and any other documents CME Group and NYMEX Holdings intend to file with the Securities and Exchange
Commission (SEC). Investors and security holders are urged to read such proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement and other documents filed or to be filed by CME Group and NYMEX Holdings with the SEC are or will be, available free of charge at the SEC’s website
(www.sec.gov)
or from CME Group by directing a request to CME Group, 20 South Wacker Drive, Chicago, IL 60606, Attention: Shareholder
Relations, or from NYMEX Holdings by directing a request to World Financial Center, One North End Avenue, New York, NY 10282-1101, Attention: Investor Relations.
CME Group, NYMEX Holdings and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of CME Group or NYMEX Holdings in connection with the proposed transaction. Information about CME Group’s directors and executive officers is available in CME Group’s proxy statement, dated March 15, 2007, for its 2007 annual meeting of stockholders, and information about NYMEX Holdings’ directors and executive officers is available in NYMEX
Holdings’ proxy statement, dated April 9, 2007 for its 2007 annual meeting of shareholders. Additional information about the interests of potential participants will be included in the proxy statement/prospectus when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Near-Term M&A Value Creation
CME Group/NYMEX - Strategic Rationale
Increased Scale
• Combines complementary product lines and
shared technologies
• Full economics on Globex technology
agreement; existing agreement helps alleviate
execution risk
Accelerate NYMEX Growth
• Expands NYMEX product growth opportunities
by leveraging CME Group’s global capabilities
(marketing, sales, distribution, relationships)
• Enhances over-the-counter (OTC) capabilities
(ClearPort)
Financial Impact
• Approximately $60 million in estimated expense
synergies
• Potential growth opportunities
• Expected to be accretive on a GAAP
basis within 12-18 months post close
• Expected Q4 2008 close
6-Year CAGR (2001 – 2007)
Global Energy Futures:  19%
CME Group CAGR:  27%
Individual Equities
Equity Indexes
FX/Index
Metals
Energy
Ag Commodities
Interest Rates
9%
44%
24%
4%
10%
9%
Global Futures Volume
Note:  Futures volume only, not including options on futures
Goldman Sachs Commodity Index
Weightings
Energy – 72%
Metals – 10%
Ag Commodities – 18%